Via Facsimile and U.S. Mail
Mail Stop 6010

May 25, 2006

Joshua S. Boger
Chief Executive Officer
Vertex Pharmaceuticals Incorporated
130 Waverly Street
Cambridge, Massachusetts 02139-4242

Re: Vertex Pharmaceuticals Incorporated
**   Form 10-K for Fiscal Year Ended December 31, 2005**
**   Filed March 16, 2006**
**   File No. 000-19319**

Dear Mr. Boger:

        We have completed our review of your Form 10-K and have no further comments at this time.

                                        Sincerely,

                                        Jim Atkinson
                                        Accounting Branch Chief